CONSENT OF EXPERT

March 25, 2009

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

I, Robert H. Fong, do hereby consent to the filing of the written disclosure regarding the technical report entitled "Rosemont Copper Project Updated Feasibility Study" dated January 2009, amended March 17, 2009, in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of Augusta Resource Corporation (the "Company") dated March 25, 2009.

I also consent to the use of my name in the Company's Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated March 25, 2009.

By: [signature]

Robert H. Fong
Principal Mining Engineer
Moose Mountain Technical Services